Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2008, December 31, 2008 and September 30, 2009	3
Unaudited Condensed Consolidated Income Statements for the Three and Nine months ended September 30, 2008 and September 30, 2009	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Nine months ended September 30, 2008 and September 30, 2009	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2008, December 31, 2008 and September 30, 2009

	Note	September 30, 2008	December 31, 2008	September 30, 2009
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$176,444	$193,563	$203,377
Restricted cash		167,843	113,397	121,067
Trade receivables, net of provisions		38,694	43,649	49,037
Flight equipment held for operating leases, net	5	3,831,200	3,989,629	4,761,918
Flight equipment held for sale		6,139	—	—
Net investment in direct finance leases		—	30,571	34,069
Notes receivable, net of provisions	6	179,080	134,067	141,628
Prepayments on flight equipment		385,257	448,945	632,333
Investments		18,678	18,678	20,367
Goodwill		6,776	6,776	6,776
Intangibles		50,888	47,099	34,602
Inventory		89,746	102,879	108,444
Derivative assets		53,633	19,352	38,572
Deferred income taxes		76,091	82,471	80,463
Other assets	7	189,038	179,750	184,975
Total Assets	14	$5,269,507	$5,410,826	$6,417,628
Liabilities and Equity
Accounts payable		$137	$7,510	$16,004
Accrued expenses and other liabilities	8	118,638	104,750	77,591
Accrued maintenance liability		208,064	202,834	216,345
Lessee deposit liability		98,094	98,584	113,025
Debt	9	3,603,013	3,790,487	4,593,268
Accrual for onerous contracts		31,053	33,306	24,378
Deferred revenue		38,516	34,922	33,479
Derivative liabilities		5,325	12,378	8,783
Deferred income taxes		8,782	—	—
Total Liabilities		4,111,622	4,284,771	5,082,873
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)		699	699	699
Additional paid-in capital		607,852	609,327	592,133
Accumulated retained earnings		518,009	499,011	621,012
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,126,560	1,109,037	1,213,844
Non-controlling interest	10	31,325	17,018	120,911
Total Equity	10	1,157,885	1,126,055	1,334,755
Total Liabilities and Equity		$5,269,507	$5,410,826	$6,417,628

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2008 and 2009

		Three months ended September 30,		Nine months ended September 30,
	Note	2008	2009	2008	2009
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$167,932	$153,890	$456,134	$484,932
Sales revenue		122,441	49,012	445,629	202,364
Interest revenue		4,889	2,433	14,931	7,656
Management fee revenue		3,065	2,821	8,970	9,294
Other revenue		3,607	4,354	4,156	11,461
Total Revenues	14	301,934	212,510	929,820	715,707
Expenses
Depreciation	14	45,329	55,663	123,331	160,153
Asset impairment		—	382	7,689	21,332
Cost of goods sold		108,850	39,973	359,716	179,293
Interest on debt		50,958	32,844	120,182	68,319
Operating lease in costs		4,254	3,268	11,209	9,855
Leasing expenses		5,421	10,648	23,213	51,885
Provision for doubtful notes and accounts receivable		(186)	55	1,061	408
Selling, general and administrative expenses	11,12	33,366	27,806	96,652	82,796
Other expenses	16	—	1,900	—	1,900
Total Expenses		247,992	172,539	743,053	575,941
Income from continuing operations before income taxes		53,942	39,971	186,767	139,766
Provision for income taxes		(3,896)	(784)	(15,421)	(3,471)
Net income		50,046	39,187	171,346	136,295
Net loss (income) attributable to non-controlling interest		1,285	(3,735)	(543)	(14,293)
Net Income attributable to AerCap Holdings N.V.	13,14	$51,331	$35,452	$170,803	$122,002
Basic and diluted earnings per share	13	$0.60	$0.42	$2.01	$1.43
Weighted average shares outstanding, basic and diluted	13	85,036,957	85,036,957	85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2008 and 2009

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	(US dollars in thousands)
Net income	$50,046	$39,187	$171,346	$136,295
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,328	55,663	123,330	160,153
Asset impairment	—	382	7,689	21,332
Amortization of debt issuance costs	5,154	3,901	11,911	11,789
Amortization of intangibles	3,788	3,294	10,827	12,499
Gain on discounted purchase of securitized bonds	(2,783)	—	(2,783)	—
Provision for doubtful notes and accounts receivable	(186)	587	1,061	940
Capitalized interest on pre-delivery payments	(909)	(225)	(2,308)	(934)
(Gain) loss on disposal of assets	(12,461)	21	(65,268)	1,039
Mark-to-market of non-hedged derivatives	13,980	3,862	2,904	(15,642)
Deferred taxes	3,529	724	14,519	1,863
Share-based compensation	1,962	912	5,383	2,910
Changes in assets and liabilities:
Trade receivables and notes receivable, net	22,539	(11,378)	1,576	(5,850)
Inventories	(7,061)	35,867	9,214	33,146
Other assets and derivative assets	(22,160)	(3,791)	(47,652)	(14,521)
Accounts payable and accrued expenses, including accrued maintenance liability and lessee deposits	(26,269)	(6,965)	(18,454)	(4,918)
Deferred revenue	(1,526)	(3,326)	4,942	(1,442)
Net cash provided by operating activities	72,971	118,715	228,237	338,659

Purchase of flight equipment	(137,091)	(273,217)	(1,014,642)	(848,031)
Proceeds from sale/disposal of assets	104,535	1,891	352,427	80,243
Prepayments on flight equipment	(74,905)	(116,693)	(206,583)	(403,054)
Purchase of investments	(10,000)	—	(10,000)	—
Sale of investments	6,234	—	6,234	—
Purchase of intangibles	112	—	(21,410)	—
Movement in restricted cash	15,965	7,117	(72,771)	(7,670)
Net cash used in investing activities	(95,150)	(380,902)	(966,745)	(1,178,512)

Issuance of debt	207,692	562,464	1,148,338	1,843,442
Repayment of debt	(181,898)	(313,149)	(435,286)	(1,081,578)
Debt issuance costs paid	(2,998)	(6,212)	(38,619)	(20,325)
Capital contributions from non-controlling interests	—	—	—	104,200
Net cash provided by financing activities	22,796	243,103	674,433	845,739

Net (decrease) increase in cash and cash equivalents	617	(19,084)	(64,075)	5,886
Effect of exchange rate changes	(43)	4,038	(1,217)	3,928
Cash and cash equivalents at beginning of period	175,870	218,423	241,736	193,563
Cash and cash equivalents at end of period	$176,444	$203,377	$176,444	$203,377
Supplemental cash flow information
Interest paid	39,167	24,075	104,533	73,375
Taxes paid (received)	436	63	976	(3,630)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with business combination standards, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with business combination standards, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering of 6,800,000 of our ordinary shares at $23 per share generating net proceeds of $143,017 which we used to repay debt.

Variable interest entities

There have been no changes to our variable interest entities from those disclosed in our 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2009, our March 31, 2009, interim report filed with the SEC on June 8, 2009, and our June 30, 2009, interim report filed with the SEC on September 1, 2009.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under consolidation standards. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

3.  Recent accounting pronouncements

ASC 105

In June 2009, the FASB issued ASC 105 Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. The ASC is effective for interim and annual periods ending after September 15, 2009. ASC 105 brings together in one place all authoritative GAAP previously held at different levels of GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the ASC during the third quarter of 2009. As a result, all references to prior accounting and reporting standards which have been superseded by the ASC have been changed to reflect the new reference within the ASC. The ASC does not replace or alter guidance issued by the SEC or its staff for public companies in their filings with the SEC. The adoption of ASC 105 did not have a significant impact on our financial position or result of operations.

ASC 320

In April 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 320 Investments-Debt and Equity Securities, which provides additional guidance for the other-than-temporary impairment for debt securities and expands the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The effective date is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of this ASC did not have an impact on our financial position or results of operation.

ASC 820 and 825

In April 2009, the FASB provided new guidance in ASC 820 Fair Value Measurements and Disclosures for estimating fair value, when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. In August 2009, the FASB issued an amendment ASU 2009-05 to ASC 820 for estimating fair value of liabilities in the circumstances where a quoted price in an active market for the identical liability is not available. ASC 825 Financial Instruments, also effective  starting from the second quarter of 2009, requires extensive additional fair value disclosures for interim and annual reports. The adoption of these ASCs did not have an impact on our consolidated financial statements.

ASC 855

In May 2009, the FASB issued ASC 855 Subsequent Events. ASC 855 addresses accounting and disclosure requirements related to subsequent events. ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of ASC 855 did not have a significant impact on our financial position or results of operation. The Company has performed an evaluation of subsequent events through December 10, 2009, which is the date the financial statements were issued.

ASC 810

In June 2009, the FASB issued an amendment to consolidation standards ASC 810. It amends the consolidation analysis with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly affect the entity’s economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity, and improves financial reporting by enterprises involved with VIEs. This standard is effective for interim and annual periods beginning on January 1, 2010 for us. Earlier application is prohibited. We are assessing the effect the adoption of this standard will have on our financial position or results of operation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

4. Fair value measurements

In September 2006, the FASB issued Fair Value Measurements and Disclosures standards, which are effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under these standards, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the assets or liability.

The Company adopted Fair Value Measurements and Disclosures standards for all financial assets and liabilities required to be measured at fair value on a recurring basis prospectively from January 1, 2008. The application of these standards for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under Fair Value Measurements and Disclosures standards, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the Fair Value Measurements and Disclosures standards hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of September 30, 2009 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by the Fair Value Measurements and Disclosures standards, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	September 30, 2009	Level 1	Level 2	Level 3
Cash and cash equivalents	$203,377	$203,377	$—	$—
Restricted cash	121,067	121,067
Derivative assets	38,572	—	38,572	—
Derivative liabilities	(8,783)	—	(8,783)	—
	$354,233	$324,444	$29,789	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the nine months ended September 30, 2009, we recognized an impairment of $21.3 million. The impairment relating to six older A320 aircraft was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees. These end-of-lease payments were recorded as lease revenue during the nine months ended September 30, 2009.

Our financial instruments consist principally of notes receivable, restricted cash, derivative assets and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our financial instruments at September 30, 2009 are as follows:

	September 30, 2009
	Book value	Fair value
Assets
Notes receivable	$141,628	$141,628
Restricted cash	121,067	121,067
Derivative assets	38,572	38,572
Cash and cash equivalents	203,377	203,377
	$504,644	$504,644
Liabilities
Debt	$4,593,268	$4,126,126
Derivative liabilities	8,783	8,783
Guarantees	2,579	2,579
	$4,604,630	$4,137,488

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

5. Flight equipment held for operating leases, net

At September 30, 2009 we owned 171 aircraft and 82 engines, which we leased under operating leases to 83 lessees in 40 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Nine months ended September 30, 2008	Nine months ended September 30, 2009
Net book value at beginning of period	$3,050,160	$3,989,629
Additions	1,083,250	1,049,324
Depreciation	(119,593)	(156,041)
Impairment	(7,278)	(21,135)
Disposals	(196,900)	(80,623)
Transfers from flight equipment held for sale	34,051	—
Transfer to inventory	(9,345)	(19,236)
Other (a)	(3,145)	—
Net book value at end of period	$3,831,200	4,761,918
Accumulated depreciation/impairment at September 30, 2008 and 2009	(326,576)	(501,571)

(a)                                  Onerous contract accruals were settled at a discount of $3,145 in the nine months ended September 30, 2008. This discount was applied to reduce the net book value of the related aircraft.

6. Notes receivable

Notes receivable consist of the following:

	September 30, 2008	December 31, 2008	September 30, 2009
Secured notes receivable	$6,616	$6,439	$5,935
Notes receivable in defeasance structures	170,647	126,301	132,893
Notes receivable from lessee restructurings	1,817	1,327	2,800
	$179,080	$134,067	$141,628

7. Other assets

Other assets consist of the following:

	September 30, 2008	December 31, 2008	September 30, 2009
Debt issuance costs	$97,047	$99,486	$107,264
Other tangible fixed assets	16,268	16,313	13,238
Receivables from aircraft manufacturer	28,511	25,912	22,048
Prepaid expenses	7,480	7,428	8,260
Current tax receivable	7,469	5,356	—
Other receivables	32,263	25,255	34,165
	$189,038	$179,750	$184,975

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	September 30, 2008	December 31, 2008	September 30, 2009
Guarantee liability	$3,411	$3,219	$2,579
Accrued expenses	49,083	57,851	42,240
Accrued interest	14,291	13,608	8,902
Lease deficiency	14,157	12,574	14,066
Deposits under forward sale agreements	37,696	17,498	9,804
	$118,638	$104,750	$77,591

9. Debt

Debt consists of the following:

	September 30, 2008	December 31, 2008	September 30, 2009
ECA-guaranteed financings	$546,243	$636,813	$933,534
JOL financings	91,407	91,095	86,391
AerVenture pre-delivery payment facility-Calyon	128,761	96,432	14,307
AerVenture pre-delivery payment facility-HSH	—	68,109	191,267
A330- pre-delivery payment facilities	118,500	121,027	287,914
UBS revolving credit facility	377,508	477,277	347,342
AeroTurbine revolving credit facility	138,538	194,188	319,168
Calyon aircraft acquisition facility	97,634	211,346	127,713
TUI portfolio acquisition facility	416,880	407,804	379,897
Subordinated debt joint venture partner	60,400	61,921	62,811
Engine warehouse facility	43,017	53,300	53,701
Commercial bank debt	193,006	124,358	146,413
Aircraft Lease Securitisation debt	1,220,661	1,120,516	1,013,332
Aircraft Lease Securitisation II debt	—	—	496,585
Capital lease obligations under defeasance structures	170,458	126,301	132,893
	$3,603,013	$3,790,487	$4,593,268

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

10. Equity

Movements in equity during the periods presented were as follows:

	Nine months ended September 30, 2008
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income for the period	170,803	543	171,346
Share-based compensation	5,384	—	5,384
End of the period	$1,126,560	$31,325	$1,157,885

	Twelve months ended December 31, 2008
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$950,373	$30,782	$981,155
Net income (loss) for the period	151,806	(10,883)	140,923
Share-based compensation	6,858	—	6,858
Capital contributions from non-controlling interests	—	5,000	5,000
Purchase of non-controlling interests	—	(7,881)	(7,881)
End of the period	$1,109,037	$17,018	$1,126,055

	Nine months ended September 30, 2009
	AerCap Holdings N.V. Shareholders’ Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	122,002	14,293	136,295
Share-based compensation	2,910	—	2,910
Default AerVenture partner (a)	25,078	(25,078)	—
Sale to new AerVenture partner (b)	(45,183)	114,678	69,495
End of the period	$1,213,844	$120,911	1,334,755

(a)          In March 2009, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased AerCap Holdings N.V. Shareholders’ Equity by $25,078, through the elimination of the related non-controlling interest.

(b)         In June 2009, we sold 50% of AerVenture to Waha Capital. The sale to Waha Capital decreased AerCap Holdings N.V. Shareholders’ Equity by $45,183, through the establishment of the related non-controlling interest.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

11. Share-based compensation

Bermuda Equity Grants

There were no additional restricted shares or share options issued under the Bermuda Equity Plan during the nine months ended September 30, 2009. The table below indicates the number of options outstanding under the Bermuda Equity Plan, which are still subject to expense recognition under the stock compensation standards, stated in equivalent shares of AerCap Holdings N.V. into which such options are exercisable and exchangeable:

	Vested Options	Unvested Options	Per Share Strike Price
AerCap Holdings N.V. equivalent shares	561,476	319,459	$7.00

Assuming that established performance criteria are met for 2009, we expect to recognize share-based compensation related to the share options above of $499 during the remainder of 2009.

AerCap Holdings N.V. Equity Grants

No additional stock options were issued under the NV Equity Plan during the nine months ended September 30, 2009. At September 30, 2009, there were 2.4 million stock options outstanding at an exercise price of $24.63 per share, 100,000 stock options outstanding at an exercise price of $15.03 per share and 700,000 stock options outstanding at an exercise price of $2.95 per share. At September 30, 2009, 300,000 outstanding options were vested, 312,500 options were subject to performance criteria which were not met and were therefore unexercisable and 2,587,500 options were subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $929 during the remainder of 2009 and approximately $3,610, $2,660 and $34 during the years 2010, 2011 and 2012, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended September 30, 2008	Three months ended September 30, 2009	Nine months ended September 30, 2008	Nine months ended September 30, 2009
Personnel expenses(a)	$17,497	$15,108	$53,888	$45,197
Travel expenses	2,442	1,264	6,849	4,752
Professional services	5,138	4,005	15,557	12,446
Office expenses	2,077	2,258	7,378	7,129
Directors expenses	854	825	2,558	2,446
Other expenses	5,358	4,346	10,422	10,826
	$33,366	$27,806	$96,652	$82,796

(a)           Includes share-based compensation of $1,962, $912, $5,383 and $2,910 in the three and nine months ended September 30, 2008 and 2009, respectively.

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 3.2 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended September 30, 2008	Three months ended September 30, 2009	Nine months ended September 30, 2008	Nine months ended September 30, 2009
Net income for the computation of basic and diluted earnings per share	$51,331	$35,452	$170,803	$122,002
Weighted average common shares outstanding	85,036,957	85,036,957	85,036,957	85,036,957
Basic and diluted earnings per common share	$0.60	$0.42	$2.01	$1.43

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands, except share and per share amounts)

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”).

The following sets forth significant information from our reportable segments:

	Nine months ended September 30, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$775,037	$154,783	$929,820
Segment profit	161,191	9,612	170,803
Segment assets	4,812,783	456,724	5,269,507
Depreciation	113,332	9,999	123,331

	Nine months ended September 30, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$544,873	$170,834	$715,707
Segment profit	116,887	5,115	122,002
Segment assets	5,910,667	506,961	6,417,628
Depreciation	148,413	11,740	160,153

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Pending amalgamation with Genesis Lease Limited

On September 18, 2009, AerCap Holdings N.V. announced a merger with Genesis Lease Limited in an all share transaction. The transaction is subject to approval by Genesis shareholders, satisfaction of customary closing conditions and receipt of any necessary regulatory approvals. In the nine months ending September 30, 2009, we recognized $1.9 million of expenses related to this transaction.

17.  Subsequent events

On October 29, 2009, we executed agreements for the sale of three of our A330-300 forward order aircraft delivering in 2010.

In November 2009, we entered into two facilities with China Development Bank Corporation for $86 million of pre-delivery financing and $272 million long term funding facility covering four new A330 aircraft to be delivered in 2010 and early 2011.

With regard to the pending amalgamation with Genesis Lease Limited,  the necessary regulatory approvals have been received from Germany, the United States, and Turkey.   The transaction is now expected to close during first quarter 2010.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

•                  whether we successfully complete the pending merger with Genesis Lease Limited and our success in integrating the operations of Genesis Lease Limited with our own operations.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of September 30, 2009, we owned and managed 224 aircraft. We owned 171 aircraft and managed 53 aircraft in our aircraft business. As of September 30, 2009, we leased these aircraft to 72 commercial airlines and cargo operator customers in 39 countries. In addition, as of September 30, 2009, we had 42 new Airbus A320 family narrow-body aircraft and 25 new Airbus A330 wide-body aircraft on order. We also have entered into a purchase contract for two aircraft and have executed letters of intent for the purchase of 11 aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 304 aircraft as of September 30, 2009.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.6%	—	—	—	1
Airbus A319	18	11.9%	—	10	2	30
Airbus A320	71	40.9%	16	29	5	121
Airbus A321	16	10.0%	1	3	—	20
Airbus A330	10	14.0%	—	25	—	35
Boeing 737Classics	14	2.6%	29	—	—	43
Boeing 737NGs	19	13.4%	—	—	6	25
Boeing 757	11	3.1%	3	—	—	14
Boeing 767	4	2.5%	2	—	—	6
MD-11 Freighter	1	0.7%	1	—	—	2
MD-82	2	0.1%	1	—	—	3
MD 83	4	0.2%	—	—	—	4
Total	171	100.0%	53	67	13	304

In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH (“AFC”) whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft. Delivery of the first converted aircraft is expected to take place in the first quarter of 2012, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015. In the future we may choose to continue to convert some of our older A320 and A321 aircraft to freighter aircraft.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of September 30, 2009, we owned 82 engines and had one new engine on order and two under letters of intent for purchase through our wholly owned subsidiary AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of September 30, 2009, 61 of our 85 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft and engine parts. The aircraft and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009, our March 31, 2009, interim report filed with the SEC on June 8, 2009, and our June 30, 2009, interim report filed with the SEC on September 1, 2009.

Comparative Results of Operations

	Nine months ended September 30,
	2008	2009
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$456,134	$484,932
Sales revenue	445,629	202,364
Interest revenue	14,931	7,656
Management fee revenue	8,970	9,294
Other revenue	4,156	11,461
Total Revenues	929,820	715,707
Expenses
Depreciation	123,331	160,153
Asset impairment	7,689	21,332
Cost of goods sold	359,716	179,293
Interest on debt	120,182	68,319
Operating lease in costs	11,209	9,855
Leasing expenses	23,213	51,885
Provision for doubtful notes and accounts receivable	1,061	408
Selling, general and administrative expenses	96,652	82,796
Other expenses	—	1,900
Total Expenses	743,053	575,941
Income from continuing operations before income taxes	186,767	139,766
Provision for income taxes	(15,421)	(3,471)
Net income	171,346	136,295
Net (income) attributable to non-controlling interest	(543)	(14,293)
Net Income attributable to AerCap Holdings N.V,	$170,803	$122,002
Basic and diluted earnings per share	$2.01	$1.43
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Revenues. The principal categories of our revenue and their variances were:

	Nine months ended September 30, 2008	Nine months ended September 30, 2009	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$386.0	$425.2	$39.2	10.2%
Maintenance rents and end-of-lease compensation	70.1	59.6	(10.5)	(15.0)%
Sales revenue	445.6	202.4	(243.2)	(54.6)%
Interest revenue	14.9	7.7	(7.2)	(48.3)%
Management fee revenue	9.0	9.3	0.3	3.3%
Other revenue	4.2	11.5	7.3	173.8%
Total	$929.8	$715.7	$(214.1)	(23.0)%

•                  Basic rents increased by $39.2 million, or 10.2%, to $425.2 million in the nine months ended September 30, 2009 from $386.0 million in the nine months ended September 30, 2008. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2008 and September 30, 2009 of 85 aircraft for lease with an aggregate net book value of $2.5 billion at the date of acquisition, partially offset by the sale of 29 aircraft, during such period, with an aggregate net book value of $0.4 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $65.5 million increase in basic rents;

reduced by

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 due to decreases in market interest rates, which resulted in a $13.5 million decrease in basic rents;

•                 a decrease of $8.8 million in basic rents from our engine lease activities in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 , resulting from the decrease in our engine lease activities;

•                 a decrease in basic rents of $4.1 million in the nine months ended September 30, 2009 as a result of airline defaults which occurred in 2008 and 2009.

•                  Maintenance rents and end-of-lease compensation decreased by $10.5 million, or 15.0%, to $59.6 million in the nine months ended September 30, 2009 from $70.1 million in the nine months ended September 30, 2008. The decrease in maintenance rents is attributable, in part, to a change in the estimate of the amount of the maintenance rent expected to be reimbursed to lessees implemented in 2008. The change of estimate was due to implementation of an improved model used to forecast future maintenance reimbursements, which resulted in the recording of additional $12.9 million of maintenance revenue in the nine months ended September 30, 2008.

•                  Sales revenue decreased by $243.2 million, or 54.6%, to $202.4 million in the nine months ended September 30, 2009 from $445.6 million in the nine months ended September 30, 2008. The decrease in sales revenue is mainly a result of reduced aircraft sales in the nine months ended September 30, 2009, due, in large part, to a reduction in liquidity in the aircraft trading market to finance aircraft acquisitions. Sales revenue in the nine months ended September 30, 2009 was generated from the sale of three aircraft, thirteen engines and parts inventory. In the nine months ended September 30, 2009, we sold two A321, one A320 aircraft and thirteen engines, whereas in the nine months ended September 30, 2008, we sold two A330 aircraft, three A321 aircraft, seven A320 aircraft, two Boeing 737 aircraft, one MD 83 aircraft, six MD82 aircraft, one DC8 aircraft two Fokker 100 aircraft and four engines.

•                  Interest revenue decreased by $7.2 million, or 48.3%, to $7.7 million in the nine months ended September 30, 2009 from $14.9 million in the nine months ended September 30, 2008. The decrease was mainly caused by  a decrease in deposit rates of interest and the unwinding in December, 2008 of one of our notes receivable in defeasance structures, which earned $2.1 million interest income in the nine months ended September 30, 2008.

•                  Management fee revenue did not materially change in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

•                  Other revenue increased by $7.3 million, or 173.8% to $11.5 million in the nine months ended September 30, 2009 from $4.2 million in the nine months ended September 30, 2008. The increase in the nine months ended September 30, 2009 was primarily related to the sale of one A320 forward order position and of shares in an investment in an airline obtained in a restructuring.. In the nine months ended September 30, 2008, we sold an A340 aircraft held in a joint venture which was 27% owned and recognized small amounts of revenue from the recovery of bankruptcy claims.

Depreciation. Depreciation increased by $36.9 million, or 29.9%, to $160.2 million in the nine months ended September 30, 2009 from $123.3 million in the nine months ended September 30, 2008, due primarily to the acquisition of 85 new aircraft between January 1, 2008 and September 30, 2009 with a book value at the time of the acquisition of $2.5 billion. The increase was partially offset by the sale of 29 aircraft with a book value at the time of sale of $0.4 billion.

Asset Impairment. In the nine months ended September 30, 2009, we recognized an impairment of $21.3 million. The impairment related to six older A320 aircraft and one engine which was triggered by the receipt of $21.0 million of end-of-lease payments from the previous lessees.  Asset impairment was $7.7 million in the nine months ended September 30, 2008. The impairment related to four MD82 aircraft, which came off-lease and were subsequently sold, and six engines which came off-lease and were subsequently parted out.

Cost of Goods Sold. Cost of goods sold decreased by $180.4 million, or 50.2%, to $179.3 million in the nine months ended September 30, 2009 from $359.7 million in the nine months ended September 30, 2008. The decrease in cost of goods sold is mainly a result of the significant decrease in aircraft sales.

Interest on Debt. Our interest on debt decreased by $51.9 million, or 43.2%, to $68.3 million in the nine months ended September 30, 2009 from $120.2 million in the nine months ended September 30, 2008. The majority of the decrease in interest on debt was mainly caused by:

•      a decrease in our average cost of debt to 2.7% in the nine months ended September 30, 2009 from 4.6% in the nine months ended September 30, 2008. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $45.8 million decrease in our interest on debt;

•      a $24.8 million increase in the non-cash recognition of mark-to-market gains on derivatives to a $18.8 million gain in the nine months ended September 30, 2009 from a $6.0 million loss in the nine months ended September 30, 2008;

partially offset by

•      an increase in the average outstanding debt balance to $4.2 billion in the nine months ended September 30, 2009 from $3.2 billion in the nine months ended September 30, 2008, resulting in a $20.3 million increase in our interest on debt.

Other Operating Expenses. Our other operating expenses increased by $28.6 million, or 80.6%, to $64.1 million in the nine months ended September 30, 2009 from $35.5 million in the nine months ended September 30, 2008. The principal categories of our other operating expenses and their variances were as follows:

	Nine months ended September 30, 2008	Nine months ended September 30, 2009	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease in costs	$11.2	$9.9	(1.3)	(11.6)%
Leasing expenses	23.2	51.9	28.7	123.7%
Provision for doubtful notes and accounts receivable	1.1	0.4	(0.7)	(63.6)%
Other expenses	—	1.9	1.9	100%
Total	$35.5	$64.1	28.6	80.6%

Our operating lease in costs decreased by $1.3 million in the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, due to the changes in the lease terms associated with an aircraft.

Our leasing expenses increased by $28.7 million in the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. The increase is primarily due to expenses of $15.6 million incurred in relation to airline defaults which occurred in 2008 and 2009 plus an increase in lessor contributions and transition expenses.

Our provision for doubtful notes and accounts receivable decreased by $0.7 million in the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. We did not have defaults that significantly affected the provision for doubtful notes and accounts receivable in the nine months ended September 30, 2008 and 2009.

Our other expenses of $1.9 million in the nine months ended September 30, 2009, reflect an accrual for the costs incurred by the Company in connection with the proposed all share merger between AerCap Holdings N.V. and Genesis Lease Limited, the signing of an amalgamation agreement for which was announced September 18, 2009.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by $13.9 million, or 14.4%, to $82.8 million in the nine months ended September 30, 2009 from $96.7 million in the nine months ended September 30, 2008. This decrease is due primarily to a decline in recorded USD expenses for selling, general and administrative expenses paid in EUR as a result of a decrease in the average USD/EUR exchange rate between the nine month comparable periods, along with an employee workforce reduction during the twelve month period ended September 30, 2009.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes decreased by $47.0 million, or 25.2%, to $139.7 million in the nine months ended September 30, 2009 from $186.7 million in the nine months ended September 30, 2008.

Provision for Income Taxes. Our provision for income taxes decreased by $11.9 million or 77.3% to $3.5 million in the nine months ended September 30, 2009 from $15.4 million in the nine months ended September 30, 2008. Our effective tax rate for the nine months ended September 30, 2009 was 2.5% compared to 8.3% for the nine months ended September 30, 2008. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions.

Net Income. For the reasons explained above, net income decreased by $35.1 million, or 20.5%, to $136.2 million in the nine months ended September 30, 2009 from $171.3 million in the nine months ended September 30, 2008.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2009 was $324.4 million, including restricted cash of $121.1 million, and our operating cash flow was $338.7 million for the nine months ended September 30, 2009. Our unused lines of credit at September 30, 2009 were approximately $3.2 billion. Our debt balance at September 30, 2009 was $4.6 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the nine months ended September 30, 2009, was 2.7%. Our debt to equity ratio was 3.4 to 1 as of September 30, 2009.

We satisfy our liquidity requirements through several sources, including:

•      lines of credit and other secured borrowings;

•      aircraft and engine lease revenues;

•      sales of aircraft, engines and parts;

•      supplemental maintenance rent and security deposits provided by our lessees; and

•      management fee revenue.

In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on April 1, 2009.

Since the 20-F filing we have completed the following initiatives:

•      In April 2009, we sold two A321 aircraft which were owned by a non-restricted cash entity. The transaction generated unrestricted cash proceeds of $10.9 million.

•      In June 2009, we signed a joint-venture agreement and sold 50% of our ownership in AerVenture to Waha Capital.

•      In June 2009, we signed a facility agreements with HSH Nordbank AG for $221 million of pre-delivery financing on ten A330 aircraft.

•      In October 2009, we executed agreements for the sale of three of our A330-300 aircraft delivering in 2010. The cash and profit related to this sale will be recognized at  the time of physical delivery of the respective aircraft.

•      On September 18, 2009, AerCap Holdings N.V. announced a merger with Genesis Lease Limited in an all share transaction. The transaction is subject to approval by Genesis Lease Limited shareholders and satisfaction of customary closing conditions

•      In November 2009, we entered into two facilities with China Development Bank Corporation for $86.1 million of pre-delivery financing and $272 million long term funding facility covering four new A330 aircraft.

Cash Flows

	Nine months ended September 30, 2008	Nine months ended September 30, 2009
	(US dollars in millions)
Net cash flow provided by operating activities	$228.2	$338.7
Net cash flow used in investing activities	(966.7)	(1,178.5)
Net cash flow provided by financing activities	674.4	845.7

Nine months ended September 30, 2009 compared to Nine months ended September 30, 2008.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $110.5 million, or 48.4%, to $338.7 million for the nine months ended September 30, 2009 from $228.2 million for the nine months ended September 30, 2008. The primary reasons for the increase are: (i) an increase in our aircraft portfolio and related basic lease revenues and (ii) a decrease of our interest expenses.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $211.8 million, or 21.9%, to $1,178.5 million in the nine months ended September 30, 2009 from $966.7 million in the nine months ended September 30, 2008. This increase was primarily due a $196.5 million increase in pre-delivery payments made in the nine months ended September 30, 2009 as compared to the comparable 2008 period, coupled with a $272.2 million decrease in asset sale proceeds generated in the 2009 versus 2008 nine month periods. The cash flows used in the 2009 and 2008 comparable periods were partially offset by a $188.0 million decrease in aircraft purchase activity (including intangible lease premiums) along with a $65.1 million decrease in restricted cash movement.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $171.3 million, or 25.4%, to $845.7 million in the nine months ended September 30, 2009 from $674.4 million in the nine months ended September 30, 2008. This increase is primarily attributable to an increase of $67.1 million in new financing proceeds, net of repayments and debt issuance costs in the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, and the receipt of $104.2 million from our new AerVenture partner, Waha Capital.

Indebtedness

As of September 30, 2009, our outstanding indebtedness totaled $4.6 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2009:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts		Final stated maturity
	(US dollars in thousands)
ECA-guaranteed financings	24 aircraft	$2,800,089	$933,534	$1,866,555		2021
JOL financings	3 aircraft	86,391	86,391	—		2015
AerVenture A320 Pre-delivery payment facilities	—	224,621	205,574	19,047		2011
Airbus A330 Pre-delivery payment facilities	—	442,145	287,914	154,231		2010
UBS revolving credit facility	11 aircraft	1,000,000	347,342	652,658		2014
AeroTurbine revolving credit facility	66 engines & 10 aircraft	328,000	319,168	8,832		2012
Calyon Aircraft Acquisition facility	19 aircraft	131,146	127,713	3,433		2014
TUI Portfolio Acquisition facility	19 aircraft	379,897	379,897	—		2015
Subordinated debt joint venture partner*	—	62,811	62,811	—		2015
Engine warehouse facility	9 engines	92,684	53,701	38,983		2013
Commercial bank debt	11 aircraft	146,413	146,413	—		2019
Aircraft Lease Securitisation debt	62 aircraft	1,013,332	1,013,332	—		2032
Aircraft Lease Securitisation II debt	17 aircraft	964,524	496,585	467,939		2038
Capital lease obligations under defeasance structures	3 aircraft	132,893	132,893	—		2010
Total		$7,804,946	$4,593,268	$3,211,678	**

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

** The undrawn amounts of our current debt facilities consist of collateralized term debt available to finance pre-delivery payments and the most significant portion of the purchase price of aircraft and engines.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2009:

	2009 (10/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Debt (1)	$270,288	$1,026,535	$516,561	$895,637	$2,215,870
Purchase obligations (2)	644,327	1,468,079	362,491	269,819	289,472
Operating leases (3)	10,383	26,822	26,561	14,496	12,948
Derivative obligations	1,352	3,666	(4,359)	(5,968)	(21,454)
Total	$926,350	$2,525,102	$901,254	$1,173,984	$2,496,836

(1)   Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of September 30, 2009, which were 0.246% and 0.287%, respectively.

(2)   Includes 25 new A330 wide-body aircraft on order from Airbus, 42 new A320 family aircraft on order from Airbus by AerVenture and two Boeing 737 next generation aircraft.

(3)   Represents contractual operating lease rentals on aircraft under lease in/out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of September 30, 2009 regarding our debt and interest obligations per facility type:

	2009 (10/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$128,171	$339,008	$28,051	$5,308	$—
Debt facilities with non-scheduled amortization (2)	79,842	326,271	314,064	292,214	1,133,588
Capital lease obligations under defeasance structures (3)	11,324	129,104	—	—	—
Other facilities	50,951	232,152	174,446	598,115	1,082,282
Total	$270,288	$1,026,535	$516,561	$895,637	$2,215,870

(1)   Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)   Debt is amortized by the amount of free cash flow generated within each of these facilities.

(3)   Obligations are defeased through an offsetting notes receivable amount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2009:

	2009 (10/01/2009- 12/31/2009)	2010	2011	2012	Thereafter
	(US dollars in thousands)
Capital expenditures	$596,079	$1,337,653	$254,092	$189,089	$287,269
Pre-delivery payments	48,248	130,426	108,399	80,730	2,203
Total	$644,327	$1,468,079	$362,491	$269,819	$289,472

As of September 30, 2009, we expect to make capital expenditures related to the 25 A330 aircraft, three A321 aircraft, 29 A320 aircraft, ten A319 aircraft and two Boeing 737 aircraft on order between 2009 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank, and other debt and equity issuances.

Pending Merger with Genesis Lease Limited

On September 18, 2009, we entered into an amalgamation agreement with Genesis Lease Limited, an aircraft leasing company listed on the New York Stock Exchange.  You should refer to the description of the merger and the potential effects on our financial condition and results of operations in the event that the merger is closed, including the risk factors set forth therein, contained in the Registration Statement as filed with the SEC on November 18, 2009.

Off-Balance Sheet Arrangements

As of September 30, 2009, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into a joint venture, AerDragon, which does not qualify for consolidated accounting treatment. The assets and liabilities of this joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2008 Annual Report on Form 20-F filed with the SEC on April 1, 2009. Following is a summary of changes to our indebtedness since our 20-F filing and filing of our March 31, 2009, interim report with the SEC on June 8, 2009, and our June 30, 2009, interim report with the SEC on September 1, 2009:

A330 Pre-delivery Payment Facilities - CDB

General. In December 2006, AerCap Ireland Limited signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. As of September 30, 2009, seven of the aircraft had been delivered and the remaining are scheduled to be delivered prior to the first quarter of 2013.

Under the purchase agreement, AerCap Ireland Limited agreed to make scheduled pre-delivery payments to Airbus S.A.S. prior to the physical delivery of each aircraft. In connection with the scheduled delivery of four aircraft during 2010 and early 2011, AerCap Ireland Limited entered into two facilities in November 2009 with China Development Bank Corporation to finance and refinance up to $86.1 million of the pre-delivery payments made or to be made to Airbus S.A.S..

Under the PDP facilities, China Development Bank Corporation agreed to provide loans for up to 80% of the pre-delivery payment amounts paid or due to Airbus S.A.S. in respect of each aircraft prior to delivery, and AerCap Ireland Limited has paid or will pay the remaining 20% of such amounts.

Repayment. Each loan in respect of each aircraft must be repaid on the earlier of (a) the due date on which such aircraft is delivered by Airbus S.A.S., (b) the date falling six months from the last day of the scheduled delivery month, or (c) two years from the date of the PDP facilities.

Interest Rate. Borrowings under both facilities will bear interest at a floating interest rate of three-month LIBOR plus a margin of 3.30%, which is payable quarterly in arrears after the initial drawing on the respective facility.

Prepayment. Borrowings under both facilities may be prepaid (subject to minimum amounts of $2.0 million or integral multiples of $1.0 million and subject to AerCap Ireland Limited giving the agent at least 15 Business Days’ notice) without premium or penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Collateral. Borrowings under the facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the four aircraft covered by the facilities, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

Guarantee. AerCap Holdings N.V. guarantees the performance by AerCap Ireland Limited of its obligations under both facilities and the related documentation.

Certain Covenants. The facilities contain customary covenants for secured financings.

Long-Term Commercial Bank Financings - CDB - three Airbus A330 aircraft

General. In November 2009, Triple Eight Aircraft Leasing Limited, a 100% subsidiary of AerCap Ireland Limited, entered into three facilities with China Development Bank Corporation, each for the financing of the acquisition of one Airbus A330 aircraft scheduled for delivery during 2010 and 2011.

Interest Rate. Borrowings under each facility will bear interest at a floating interest rate of three-month LIBOR plus a margin of 3.0%. In respect of the facilities for the first aircraft scheduled to be delivered, interest is payable quarterly in arrears after the initial drawing on the facility. In respect of the facilities for the second and third aircraft scheduled to be delivered, interest is payable in arrears on the same dates that interest is payable under the facility in respect of the first aircraft scheduled to be delivered.

Repayment. Each loan in respect of each aircraft will be repaid in quarterly installments over the term of the loan.

Maturity Date. The maturity date of the facilities will be 12 years after the initial drawing on the respective facility.

Prepayment. Borrowings under the facilities may be prepaid (subject to minimum amounts of $2.0 million or integral multiples of $1.0 million and subject to Triple Eight Aircraft Leasing Limited giving the agent at least 15 Business Days’ notice) without premium or penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Collateral. The obligations outstanding under the facilities are secured by, among other things, a pledge of the shares of Triple Eight Aircraft Leasing Limited and Triple Eight Aircraft Holdings Limited, and mortgages over each aircraft. The obligations of Triple Eight Aircraft Leasing Limited and Triple Eight Aircraft Holdings Limited under the facilities and the related documentation are guaranteed by AerCap Holdings N.V.

Certain Covenants. The facilities contain customary covenants for secured financings.

Long-Term Commercial Bank Financings - CDB - one Airbus A330 aircraft

General. In November 2009, Peony Aircraft Leasing Limited, a 100% subsidiary of AerCap Ireland Limited, entered into one facility with China Development Bank Corporation for the financing of the acquisition of one Airbus A330 aircraft which is scheduled for delivery in 2010.

Interest Rate. Borrowings under the facility will bear interest at a floating interest rate of three-month LIBOR plus a margin of 3.0% which is payable quarterly in arrears after the initial drawing on the facility.

Repayment. The loan will be repaid in quarterly installments over the term of the loan.

Maturity Date. The maturity date of the facility will be 12 years after the initial drawing.

Prepayment. Borrowings under the facility may be prepaid (subject to minimum amounts of $2.0 million or integral multiples of $1.0 million and subject to Peony Aircraft Leasing Limited giving the agent at least 15 Business Days’ notice) without premium or penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Collateral. The obligations outstanding under the facility are secured by, among other things, a pledge of the shares of Peony Aircraft Leasing Limited and Peony Aircraft Holdings Limited, and mortgages over the aircraft. The obligations of Peony Aircraft Leasing Limited and Peony Aircraft Holdings Limited under the facilities and the related documentation are guaranteed by AerCap Holdings N.V.

Certain Covenants. The facilities contain customary covenants for secured financings.

A330 Pre-delivery Payment Facilities — HSH Nordbank

In December 2006, we signed a purchase agreement to purchase up to 20 A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. In connection with the scheduled delivery of ten aircraft between October 2009 and May 2012, AerCap Ireland Limited entered into a facility in June 2009 with HSH Nordbank AG to finance up to the EUR equivalent of $221.2 million of the pre-delivery payments to Airbus.

The continued availability of the loan facility disbursed under the Facility Agreement dated June 30, 2009, between AerCap as Borrower and HSH as Lender, Agent and Security Trustee relating to the pre-delivery payments in respect of the ten A330 aircraft was contractually conditioned on AerCap Ireland Limited or an affiliate acquiring one Boeing 747-400 ERF aircraft or other assets acceptable to HSH on or before September 30, 2009. Under this agreement, the failure to make such a purchase accelerated the Final Repayment Date for the Facility to March 31, 2010.

AerCap did not and does not expect to purchase the aircraft. AerCap does not, however, expect to be obliged to repay all amounts outstanding on March 31, 2010.  AerCap is currently in discussions to reach an agreement with HSH.  AerCap expects the repayment of the debt will follow the original anticipated repayment schedule which is at the time of each aircraft delivery.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on April 1, 2009, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of September 30, 2009 regarding our debt and finance lease obligation and their related interest rate exposure:

	2009 (10/01/2009- 12/31/2009)	2010	2011	2012	2013
	(US dollars in thousands)
Average fixed rate debt outstanding	593,634	502,821	409,390	369,008	331,723
Average floating rate debt outstanding	3,875,923	3,368,182	2,759,005	2,149,085	1,584,434
Fixed rate interest obligations	9,479	31,509	25,131	23,287	21,624
Floating rate interest obligations (1)	13,387	45,339	35,902	27,275	19,904

(1)   Based on one-month LIBOR and three-month LIBOR as of September 30, 2009, which were 0.246% and 0.287%, respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the six- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of September 30, 2009 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,885	$2,275	$1,917	$1,405	$1,008	$727	$406	$36.0
Weighted average strike rate	3.92%	4.06%	4.10%	4.67%	4.88%	4.97%	5.26%

	2009	2010	2011	2012	2013	2014	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$180	$166	$141	$107	$70	$45	$27	$(9.2)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

As of September 30, 2009, the interest rate caps and floors had notional amounts of $3.06 billion and a fair value of $26.8 million. The variable benchmark interest rates associated with these instruments ranged from one- to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Treasury Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Treasury Committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of September 30, 2009, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the nine months ended September 30, 2009, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $37.6 million in US dollar equivalents and represented 45.4% of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have a material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on April 1, 2009.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

None